Mail Stop 3561

March 6, 2009

Via Facsimile and U.S. Mail

Mr. Gerald L. Salzman
  Chief Executive Officer and Chief Financial Officer
DAILY JOURNAL CORPORATION
915 East First Street
Los Angeles, California 90012

> **Re:** **Daily Journal Corporation**
> **Form 10-K for the year ended September 30, 2008**
> **File No. 0-14665**

Dear Mr. Salzman:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

David R. Humphrey
Branch Chief